QUARTERLY REPORT TO SHAREHOLDERS

FIRST QUARTER 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone

   604-608-2557

Fax

   604-608-2559

Website

   www.cumberlandresources.com

Email

   info@cumberlandresources.com

May 30, 2003

First Quarter 2003 Report to Shareholders

Cumberland Resources Ltd. is pleased to report the interim report for the three months ended March 31, 2003.

First Quarter 2003 Highlights

-$10.5 million 2003 work program approved for the Meadowbank property

-Diamond drill program for deposit definition and further exploration commenced

-Overburden drilling program to detect further exploration targets started

-Resource growth continued at the Vault and new PDF deposits

-Mine development permitting initiated

-$625,000 program approved for diamond exploration at the Meliadine East property in 2003

-Kerry M. Curtis appointed as President and Chief Executive Officer

-Ended quarter with approximately $17.5 million in working capital

Meadowbank Gold Property, Nunavut (100% interest)

A $10.5 million 2003 work program at Meadowbank was approved by the Board of Directors of Cumberland in February 2003.  The program will include two phases of drilling totaling over 16,000 metres and is designed to complete feasibility and mine permitting requirements as well as a substantial field exploration program.

The field component of the work program was initiated in early April 2003 and is expected to continue for approximately six months.  Initial diamond drilling will focus on deposit definition and further exploration of targets generated in 2002.  Priority diamond drill targets include the Vault deposit, a key contributor to the success of the Meadowbank preliminary economics, the PDF deposit, a new discovery resulting from the Company's 2002 field program, and the Wally South prospect, a new target three kilometres northeast of the Vault deposit.  In addition, geotechnical drilling for water retention dike design was initiated.  An extensive overburden drilling program (370 holes) commenced northeast of the Vault deposit to aid in the delineation of further diamond drill targets.

Cumberland reported first quarter 2003 resource estimates in April 2003, which incorporated results from the 2002 drill programs at the Vault deposit and the new PDF deposit.  Substantial improvements in the definition and size of the Vault gold deposit have been realized and will be an integral part of the early stage mine plan for Meadowbank.  Further resource estimates incorporating results from the 2002 drill programs at the Connector Zone and North Portage deposits are underway.  Continued expansion and exploration of deposits is a key focus of the 2003 exploration program.

Vault Deposit Resources – Q1/2003*

Measured and Indicated	4,534,000 t grading 3.64 g/t	531,008 oz. gold
Inferred	5,479,000 t grading 3.52 g/t	620,062 oz. gold

Meadowbank Project Resources - Q1/2003**

Measured and Indicated	12,309,000 t grading 5.00 g/t	1,978,700 oz. gold
Inferred	9,290,000 t grading 4.20 g/t	1,254,500 oz. gold

The Company submitted a Project Description Report to the Nunavut Impact Review Board (NIRB) in March 2003 to initiate Nunavut's mine permitting process.  NIRB will conduct a project screening to determine the level of review required for the project within the context of the Nunavut Land Claim Agreement and existing federal legislation and will supply terms for the Environmental Impact Study.

Meliadine West Gold Property, Nunavut (22% carried interest)

In 2001, WMC International Ltd. (WMC) began to attempt to sell its 56% interest in the Meliadine West project.  This attempt has not yet been successful.  A program and budget for 2003 was requested by the Company in the first quarter of 2003.  To date, WMC has not formally disclosed its plans for the project in 2003 to the Company.

Meliadine East Gold Property, Nunavut (50% interest)

A $625,000 2003 exploration program at the Meliadine East project, to be shared on a 50/50 joint venture basis, was approved by Cumberland's Board of Directors in February 2003.  Cumberland's joint venture partner is Comaplex Minerals Corp.  During 2002, a program of till sampling was completed by the Cumberland/Comaplex joint venture.  This program detected numerous kimberlite indicator minerals associated with circular airborne magnetic geophysical anomalies.  On May 27, 2003, the Company announced it had intersected kimberlite material in the first drill hole of the 2003 program.  The 2003 program will consist of additional ground geophysics and drilling of priority targets.

Corporate

Kerry M. Curtis was appointed President and Chief Executive Officer of Cumberland.  Mr. Curtis, a professional geoscientist, joined Cumberland as Vice President, Corporate Development in 1995 and became Senior Vice President in 1997.  He was appointed Interim President and Chief Executive Officer of Cumberland in October 2002 after serving in several senior positions with the Company.

Financial Highlights

Cumberland's exploration costs for first quarter 2003 increased to $1,887,320, compared to $820,439 for first quarter 2002, as a result of the substantial increase in exploration activity at the Meadowbank property in 2003.  Cumberland had a net loss of $1,493,900 for the first quarter ended March 31, 2003, as compared to a net loss of $481,491 for the first quarter ended 2002, resulting from the substantial increase in exploration activity at the Meadowbank property, which, under the Company's accounting policy, is now expensed in the year the expenditure was incurred.  At March 31, 2003, the Company had $17,530,237 in working capital, including $4,728,286 in restricted cash resulting mainly from flow through financings.

Cumberland is a mineral exploration and development company which holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).  A preliminary assessment*** completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.  A feasibility study was initiated in October 2002 and is expected to be completed by the end of 2003.

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

President and CEO

* Vault resource parameters:  James McCrea, P.Geo., Manager, Mineral Resources is the Qualified Person under National Instrument 43-101. Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

**First quarter 2003 resource estimates are in accordance with National Instrument 43-101.  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

***Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the Corporation's control which may cause actual results, performance or achievements of the Corporation to be materially different from the results, performance or expectations implied by these forward looking statements.

Cumberland Resources Ltd.

Management's Discussion and Analysis

OVERVIEW

The Company is engaged in the development and exploration of mineral properties.  The Company's current activities are focused primarily on the Meadowbank gold property, which is in the feasibility stage, located in Nunavut Territory, Canada.  A smaller exploration program is underway on the Meliadine East property in Nunavut.

OPERATING SUMMARY

The Company initiated the field component of the $10.5 million 2003 work program at the Meadowbank gold property in early April. The program will include two phases of drilling totaling over 16,000 metres and is designed to complete feasibility and mine permitting requirements as well as a substantial field exploration program.  Initial diamond drilling will focus on deposit definition and further exploration of targets generated in 2002. In addition, geotechnical drilling for water retention dike designs was initiated. An extensive overburden drilling program (370 holes) commenced to aid in the delineation of further diamond drill targets.

FINANCIAL SUMMARY

The Company incurred a net loss of $1,493,900 or four cents per share for the quarter ended March 31, 2003, as compared to a net loss of $481,491 or two cents per share for the quarter ended March 31, 2002. The Company has no operating revenues, as it has not commenced mining operations. The major component of the Company's net loss for both periods was exploration costs which, under the Company's accounting policies, are expensed. Exploration costs for the quarter ended March 31, 2003 were $1,887,320, as compared to $820,439 for the corresponding period in 2002. The majority of both years' expenditures were incurred on the Company's 100% owned Meadowbank property. The significant increase for 2003 reflects the improved economic forecasts the property generated in early 2002 and the resulting rapid acceleration of the Company's exploration program at Meadowbank, which is discussed above in the Operating Summary. The Company's share of the exploration costs at Meliadine West was financed by way of a non-recourse loan from the property operator, WMC International Ltd. There was little activity on the property in both 2003 and 2002 as WMC International Ltd. continued its efforts to sell its interest in the project. As at March 31, 2003 the non-recourse loan from WMC was $12,746,243.

Interest income in the first quarter 2003 was $162,169, compared to $56,526 in the first quarter 2002. The increase was due to higher average cash and cash equivalents balances in the 2003 quarter. The Company received a $500,000 option payment on its Meliadine West property in both first quarters of 2003 and 2002. Administrative expenses were $268,749 for the first quarter 2003, as compared to $211,486 in the corresponding period in 2002.  The increase reflects the increased level of activity and management staff in 2003 and the greater emphasis placed on public relations, including investor relations activities and financing activities.

Capital Resources and Liquidity

The Company's capital budget for its Meadowbank property for 2003 is $10.5 million. The 2003 program is designed to complete feasibility and mine permitting requirements at Meadowbank, and also includes a substantial field exploration program. The 2003 budget for the 50% owned Meliadine East property is approximately $625,000 shared on a 50/50 basis with a joint venture partner. This program will follow up on the diamond indicator discoveries made in 2002 and will consist of ground geophysics and diamond drilling. At Meliadine West, WMC International Ltd. is obligated to fund the Company's share of any expenditures by way of non-recourse loans. These loans are repayable only from the Company's ultimate share of any revenues from the project.

At March 31, 2003, the Company had approximately $17.5 million in working capital, including $4.7 million in restricted cash. The majority of the restricted cash is flow through funds, which must be spent on Canadian exploration activities.

If ultimately the decision is made, following the feasibility study at Meadowbank, to develop a mining operation, substantial long term financing will be required.

  FINANCIAL STATEMENTS

CUMBERLAND RESOURCES LTD.

 (unaudited)

March 31, 2003

Cumberland Resources Ltd.

Balance Sheets

(unaudited)

(expressed in Canadian funds)

See accompanying notes

Cumberland Resources Ltd.

Statements of Loss and Deficit

(unaudited)

Three Months Ended March 31

(expressed in Canadian funds)

See accompanying notes

Cumberland Resources Ltd.

Statements of Cash Flows

(unaudited)

Three Months Ended March 31

(expressed in Canadian funds)

See accompanying notes

Cumberland Resources Ltd.

Notes to Financial Statements

March 31, 2003

(unaudited)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosure required for annual financial statement.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included.  Operating results for the three months ended March 31, 2003 are not necessarily indicative of the result that may be expected for the full year ending December 31, 2003.

These statements should be read in conjunction with the December 31, 2002 annual financial statements, including the accounting policies and notes thereto, included in the Annual Report for the year ended December 31, 2002.  These financial statements reflect the same significant accounting policies as those described in the notes to the audited financial statements of Cumberland Resources Ltd. ("the Company") for the year ended December 31, 2002.

Certain amounts for 2002 have been reclassified to conform with current year's presentation.

2. SHORT TERM INVESTMENTS

Short-term investments comprise Canadian dollar denominated investments in investment grade debt and banker's acceptances with maturities to May 2005.  The counterparties include provincial and federal governments, Canadian financial institutions and utilities.  At March 31, 2003, these instruments were yielding a weighted average interest rate of 4.1% per annum.  The fair value of the short-term investments based on quoted market prices approximates their carrying values.

3. SHARE CAPITAL

Authorized

100,000,000 common shares with no par value.

[a]

Issued

Common shares have been issued for the following consideration:

The flow through shares issued effectively pass on tax credits associated with the Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at March 31, 2003, $4,689,664 is included in restricted cash in respect of flow through share funds. The expenditure of these funds is restricted to Canadian exploration activities. For future income tax purposes, the taxable benefits renounced can only be recognized when the exploration expenditures to which they relate have been incurred.

[b]

Warrants

At March 31, 2003 there are 3,722,186 (December 31, 2002 – 3,767,520) warrants outstanding to purchase 3,222,186 (December 31, 2002 – 3,267,520) shares of the Company at an average weighted price of $2.64 (December 31, 2002 – $2.62) expiring at varying dates to December 22, 2003.

[c]

Stock options

Under the Cumberland Resources Stock Option Plan of 1995, options to purchase common shares of the Company may be granted to employees and directors of the Company for terms up to five years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. Options previously granted will be forfeited upon leaving the employ of the Company.

At March 31, 2003 there are options outstanding and exercisable to issue 2,910,000 shares of the Company. The price of these options ranges from $0.75 to $2.65, with an average weighted price of $1.84 and their expiry dates range from January 27, 2004 to March 5, 2008. At March 31, 2003, 4,024,800 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The following table summarizes information about the share options outstanding:

Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2003: weighted-average risk-free interest rates of 4.27%; dividend yields of nil; weighted-average volatility factors of the expected market price of the Company's common shares of 60%; and a weighted-average expected life of the options of 4.5 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net loss under Canadian GAAP would be increased by $278,000 for the quarter ended March  31, 2003. Basic loss per-share figures would have been increased by $0.01.

4. COMMITMENTS AND CONTINGENCIES

As disclosed in note 4[b] in the annual financial statements, the Company has a contingent loan balance which totals $12,746,243 at March  31, 2003 This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

As disclosed in note 6[a] in the annual financial statements, the Company has $4,689,664 in restricted cash that must be used in Canadian Exploration Expenditures (as defined by the Canadian Income Tax Act) in order to avoid interest and penalty charges imposed by the Canadian Customs and Revenue Agency.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, Cumberland Resources has estimated its share of these costs to be $340,000 as at March 31, 2003.

Included in restricted cash is an amount of $38,622 in respect of a government bond arising from the land use agreement entered into with Nunavut Tunngavik Incorporated for protection against environmental accidents.